EXHIBIT 23.2


                 INDEPENDENT AUDITORS' REPORT ON SCHEDULE


The Board of Directors and Stockholders of Rare Medium Group, Inc.:

The audits referred to in our report dated February 14, 2001, included the related financial statement schedule as of December 31, 2000, and for each of the years in the three-year period ended December 31, 2000, included in the annual report on Form 10-K. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                               /s/ KPMG LLP

NEW YORK, NEW YORK
February 14, 2001